UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                             Commission File Number:   000-27941
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(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR

                  For Period Ended:  June 30, 2002

                           |_| Transition Report on Form 10-K
                           |_| Transition Report on Form 20-F
                           |_| Transition Report on Form 11-K
                           |_| Transition Report on Form 10-Q
                           |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________

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             Read instruction (on back page) Before Preparing Form.
 Please Print or Type. Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Imergent, Inc.
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Full Name of Registrant

Netgateway, Inc.
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Former Name if Applicable

754 East Technology Avenue
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Address of Principal Executive Office (Street and Number

Orem, Utah  84097
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Earlier this year, the Registrant received a letter of comments from the Staff of the Securities and Exchange Commission relating to its Annual Report on Form 10-K for the year ended June 30, 2001. In response to these comments, the Registrant has exchanged correspondence and had discussions with members of the Staff. The Registrant now believes that the majority of the comments have been satisfactorily resolved. However, resolution of certain of the more material comments caused a delay in preparation and finalization of the Registrant's audited financial statements. This delay resulted in the Registrant not being able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2002 without unreasonable effort or expense within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Frank C. Heyman                (801)                      227-0004
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       (Name)                  (Area Code)              (Telephone Number)

 (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X|Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |_| Yes  |X| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                 Imergent, Inc.
                  (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  September 30, 2002       By:    /s/ Frank C. Heyman
                                        Frank C. Heyman, Chief Financial Officer